EXHIBIT II
                                                                      ----------

                        THE DESCARTES SYSTEMS GROUP INC.

                                  FORM OF PROXY

                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY OR ON BEHALF OF MANAGEMENT OF THE DESCARTES SYSTEMS GROUP INC. (THE "CORPORATION") FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD AT THE OFFICES OF BLAKE, CASSELS & GRAYDON LLP, 199 BAY STREET, SUITE 2300, COMMERCE COURT WEST, TORONTO, ONTARIO, ON MAY 18, 2005 AT 10:00 A.M. (TORONTO TIME).

The undersigned holder of common shares ("Common Shares") of the Corporation hereby revokes any proxy previously given and appoints Brandon Nussey, Chief Financial Officer of the Corporation or, failing him, J. Scott Pagan, Corporate Secretary of the Corporation, or instead of either of them, ________________________________, as the nominee and proxy of the undersigned, with full power of substitution, to attend, vote the Common Shares represented by this proxy and otherwise act for the undersigned at the Meeting and at any adjournment(s) thereof and on every ballot that may take place in consequence thereof to the same extent and with the same power as if the undersigned were personally present at the Meeting or adjournment(s) thereof, with the authority to vote at the proxyholder's discretion except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the Common Shares represented by this proxy in the following manner:

     (a) VOTE [_] or WITHHOLD FROM VOTING [_] (OR, IF NOT SPECIFIED, VOTE) FOR the election of the persons nominated as directors of the Corporation as listed in the accompanying Management Information Circular.

     (b) VOTE [_] or WITHHOLD FROM VOTING [_] (OR, IF NOT SPECIFIED, VOTE) FOR the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation and the authorization of the Board of Directors of the Corporation to fix the remuneration of the auditors.

     (c) VOTE FOR [_] or AGAINST [_] (OR, IF NOT SPECIFIED, VOTE FOR) the resolution ratifying, confirming and approving the adoption of the Shareholder Rights Plan.

     (d) VOTE FOR [_] or AGAINST [_] (OR, IF NOT SPECIFIED, VOTE FOR) the special resolution authorizing the reduction of the stated capital account of the common shares of the Corporation to $1.00.

                                  DATED the _____ day of ________________, 2005.

                                  ____________________________
                                  Signature of holder of Common Shares

                                  ____________________________
                                  Name of holder of Common Shares (Please Print)

                                  ____________________________
                                  Number of Common Shares Held

                (IMPORTANT, READ NOTES ON REVERSE BEFORE SIGNING)
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                                       -2-

IMPORTANT, READ BEFORE SIGNING:

     (1) On any ballot that may be called for, the shares represented by this proxy in favour of the person(s) designated by management of the Corporation named in this proxy will be voted or withheld from voting in accordance with the instructions on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

     (2) IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A PARTICULAR MATTER SET OUT IN THE ACCOMPANYING NOTICE OF ANNUAL MEETING, THE COMMON SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF SUCH MATTERS.

     (3) EACH HOLDER OF COMMON SHARES HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION, TO ATTEND AND ACT ON THE HOLDER'S BEHALF AT THE MEETING. Such right may be exercised either by inserting the name of the person to be appointed in the space provided above, or by completing another proper form of proxy.

     (4) IN THE CASE OF REGISTERED SHAREHOLDERS, THIS PROXY OR OTHER PROPER FORM OF PROXY SHOULD BE COMPLETED, DATED AND SIGNED, AND SENT BY MAIL IN THE ENCLOSED ENVELOPE TO THE ATTENTION OF THE PROXY DEPARTMENT OF COMPUTERSHARE TRUST COMPANY OF CANADA AT 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1. THIS PROXY MAY ALSO BE SENT TO COMPUTERSHARE TRUST COMPANY OF CANADA BY FAX AT (416) 263-9524. To be effective, a proxy must be deposited and received by Computershare Trust Company of Canada not later than 24 hours (Saturdays, Sundays and holidays excepted) prior to the holding of the Meeting or any adjournment(s) thereof.

     (5) IN THE CASE OF NON-REGISTERED SHAREHOLDERS WHO RECEIVE THIS PROXY THROUGH THEIR BROKER OR OTHER INTERMEDIARY, THE INSTRUCTIONS PROVIDED BY THE BROKER OR OTHER INTERMEDIARY SHOULD BE CAREFULLY FOLLOWED IN ORDER TO ENSURE THEIR COMMON SHARES ARE VOTED AT THE MEETING.

     (6) The signature of the holder of Common Shares on this proxy MUST MATCH EXACTLY the name appearing on the front of this proxy. If the Common Shares represented by this form of proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered owners should sign this form of proxy.

     (7) If this proxy is not dated in the space provided, it shall be deemed to bear the date on which it was mailed by or on behalf of the Corporation.

     (8) This proxy must be signed by the holder of Common Shares or an attorney duly authorized in writing or, if the holder of Common Shares is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Executors, administrators, trustees, guardians, attorneys and officers of corporations should add their titles when signing. If the proxy is signed on behalf of a corporation or another individual, the Corporation may, in its discretion, require documentation evidencing the power to sign the proxy with the signing capacity stated.

     (9) By signing this Proxy, the holder of Common Shares is conferring on the proxyholder the discretion to vote on amendments or variations to matters identified in the Notice of Meeting or such other matters which may properly come before the Meeting or any adjournment thereof.